UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             Date: November 5, 2004

                        Commission File Number 001-12510
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                                   ROYAL AHOLD
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                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F   X             Form 40-F
                             ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No   X
                      ---                       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On November 5, 2004, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that (i) it has closed the transaction relating to the purchase of the 20% interest of Canica AS ("Canica") in ICA AB, (ii) it has completed the sale of half of this stake to ICA Forbundet Invest AB ("ICA Forbundet"), and (iii) ICA AB has paid an extraordinary dividend of SEK 5.5 billion (approximately EUR 606 million) to Royal Ahold and ICA Forbundet in proportion to their final stake in ICA AB. A copy of this press release is attached hereto as Exhibit 99.1.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-09774, No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to
be a part of such prospectuses from the date of the filing thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        KONINKLIJKE AHOLD N.V.


                                         /s/   H.R. Ryopponen
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Date: November 5, 2004                  By:     H.R. Ryopponen
                                        Title:  Executive Vice President and CFO

                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:


Exhibit        Description
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99.1 Royal Ahold press release dated November 5, 2004, announcing that the Company has closed the transaction relating to the purchase of Canica's interest in ICA AB, the sale of half of this stake to ICA Forbundet, and that ICA AB has paid an extraordinary dividend of SEK 5.5 billion to the Company and ICA Forbundet